

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2013

Via E-mail
Mr. Luis Fernando Rolla
Chief Financial Officer
Energy Co of Minas Gerais
Avenida Baracena, 1200
Belo Horizonte, M.G. 30190-131

> **Re: Energy Co of Minas Gerais**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 30, 2013**
> **File No. 1-15224**

Dear Mr. Rolla:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects, page 70

Contractual Obligations, page 94

1. Please tell us what the "Quotas" PM579 line item represents and why the compensation to be received upon the anticipated expiration of transmission concession agreements is included in the table.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-11

2. Please tell us your consideration of disclosing the nature and extent of any significant restrictions (such as those resulting from borrowing arrangements or regulatory requirements) on the ability of subsidiaries to transfer funds to you in the form of cash

dividends or to repay loans or advances. Refer to IAS 27.41(d). In addition, please note that if restricted net assets of your consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year you should provide the condensed financial information required by Rule 12-04 of Regulation S-X. Refer to Schedule I of Rule 5-04 of Regulation S-X. Please tell us your consideration of providing Schedule I.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Steven Sandretto
        Paul Hastings